SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a presentation distributed to the employees of Celera Corporation (the “Company”) by Quest Diagnostics Incorporated (“Parent”) relating to the proposed acquisition of the Company by Parent pursuant to the terms of an Agreement and Plan of Merger, dated March 18, 2011, by and among the Company, Parent and Spark Acquisition Corporation, a wholly owned subsidiary of Parent (the “Merger Agreement”).

Beginning our journey together Quest Diagnostics and Celera March 18, 2011

• The world’s leading provider of diagnostic testing,
information and services in a vital and growing industry
• Proven capability in bringing innovative tests and
advanced IT solutions to market
• Unparalleled access, distribution and capabilities
Serve half of all U.S. physicians and hospitals
Work closely with major pharma companies to facilitate
introduction of new therapeutics and companion
diagnostics
• Well positioned to capitalize on the evolving healthcare
landscape
Leading innovator
Provider of high value, low cost solutions
Financial strength and flexibility
Quest Diagnostics
Overview

Quest Diagnostics

Quest Diagnostics ~15%
Other Independent Clinical Laboratories 20%
Physician Office Laboratories 5%
Inpatient
Outreach
Outpatient
Hospital Based Laboratories 60%

The Leader in Diagnostic Testing Source: Washington G-2 Reports and company information • U.S. Diagnostic Testing Market: ~ $55 B

Drugs of Abuse 4%
Other 3%
Gene-based and Esoteric 9%
Routine 74%
Anatomic Pathology 10%

Drugs of Abuse 2%
Other 9%
Gene-based and Esoteric 22%
Routine 53%
Anatomic Pathology 14%

Moving to Higher Growth, Higher Margin Testing Segments 2010 Revenue 2000 Revenue Total Revenue: $7.4 Billion Total Revenue: $3.4 Billion

Our Longer Term Goals
Undisputed World Leader in Diagnostic Testing,
Information and Services
•Profitably Grow > Industry Rate
•Expand Operating Income to 20% of Revenues
•Expand International Operations to ~10% of Revenues

Quest Diagnostics

Lead in
Medical Innovation

Leverage Unparalleled
Assets & Capabilities

Expand
Diagnostic Scope

Deliver Superior
Patient Experience

99.9997%

Continuously Drive
Six Sigma Quality

Expand
Geographic Reach

Strategy to Drive Profitable Growth Leverage Capabilities To Create Differentiation

Scientific Innovation
Multiple Channels to Access New Technology
•
Internal Development
•
Joint Development
Relationships
•
Licensing/Distribution
Relationships
•
Academic relationships
Improving Patient Care and Reducing Healthcare Costs
• ColoVantage™
• Leumeta ™
• OVA1™
• AccuType™ CP (Plavix)
• H1N1
• HepaScore™

Quest Diagnostics

Simplexa
Molecular Diagnostics

Hb 201 DM

ORALDNA LABS
Innovations in Salivary Diagnostics
ORALDNA LABS
Innovations in Salivary Diagnostics
Your Mouth, Your Body, Your Health
SPECIMEN
COLLECTION
www.oraldna.com

Hand-held Laboratory Quality Hemoglobin Glucose Urine Albumin WBC (CE Mark) PCR Platform Simplexa Flu A/B and RSV Diagnostic Product Innovation Periodontal disease and Oral HPV

Care360
User Name
Password

Healthcare Providers
Medical Information
Lab Results
Send Health Information
Make an Appointment
About Me
Options

Web-based, interoperable physician network
– EHR certified for meaningful use
– Increases office efficiency
– Help physicians better manage patients
– 160,000 physicians connected electronically
Care360™
Healthcare IT Innovation
Gazelle™
Empowering patients through access to health
information on a mobile device
Innovative
Connectivity Solutions for Physicians, Hospitals and Patients
ChartMaxx®
and
Care360 ™
Data Exchange
Electronic document management system for hospitals
Secure data exchange to improve care and reduce costs

160,000 Physicians Connected Electronically Unique Assets and Capabilities

Quest Diagnostics

CANADA
Vancouver
Calgary
ALBERTA
SASKATCHEWAN
MANITOBA
Winnipeg
ONTARIO
QUÉBEC
Seattle
WASHINGTON
Portland
OREGON
MONTANA
IDAHO
WYOMING
NORTH DAKOTA
SOUTH DAKOTA
MINNESOTA
WISCONSIN
MICHIGAN
Milwaukee
Toronto
Montréal
Ottawa
MAINE
VT.
N.H.
Boston
NEW YORK
New York
Philadelphia
Washington, D.C.
NEVADA
UTAH
COLORADO
Denver
NEBRASKA
IOWA
KANSAS
MISSOURI
ILLINOIS
INDIANA
Indianapolis
OHIO
Columbus
WEST VIRGINIA
VIRGINIA
KENTUCKY
Nashville
NORTH CAROLINA
Charlotte
S.C.
GEORGIA
ALABAMA
Mississippi
ARKANSAS
Memphis
OKLAHOMA
Oklahoma City
TEXAS
Fort Worth
Dallas
Austin
San Antonio
Houston
LOUISIANA
FLORIDA
Jacksonville
CALIFORNIA
San Francisco
Los Angeles
San Diego
Las Vegas
ARIZONA
Phoenix
Tucson
NEW MEXICO
Ciudad Juárez
Mexicali
BAJA CALIFORNIA
SONORA
Hermosillo
CHIHUAHUA
Chihuahua
MEXICO
COAHUILA
NUEVO LEON
SINALOA
Torreón
Gulf of California
Gulf of Mexico
Pacific Ocean
Atlantic Ocean
THE BAHAMAS
Nassau
UNITED STATES

Unique Assets and
Capabilities
Patient Service Center
Rapid Response Lab
Regional or Reference Lab
~2,000 Patient Service Centers Logistics Capabilities
23 Planes
130 Take-Offs per Day
3,500 Vehicles
90,000 Stops per Day

A Strong Fit!
Advances growth strategy to be the leading innovator and provider of esoteric and gene-based testing and provides immediate access to an impressive range of proprietary tests and products, and a strong pipeline of biomarkers for the future
Berkeley HeartLab’s unique test offering and specialized sales force enhances our leading position in gene-based and esoteric
cardiovascular testing
Celera’s products business significantly expands our IVD products and development capability
Currently, nothing changes for Celera’s customers.  Both companies are committed to providing the highest levels of service
Quest Diagnostics plans to continue to operate the business from current facilities as a separate business unit

What to Expect
Nothing changes today for employees; but you can expect
Ongoing communications
Orientation process to be launched to get to know more
about Quest Diagnostics
Our Commitment to help ensure the success of Celera
& Berkeley HeartLab as part of the Quest Diagnostics
organization
13

This presentation is provided for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Celera Corporation.  Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission
("SEC").  The stockholders of Celera Corporation are advised to read these documents and any other documents related to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information.  Celera Corporation's stockholders may obtain copies of these documents for free at the
SEC's website at www.sec.gov or from the Director of Investor Relations, Quest Diagnostics Incorporated, 3
Giralda Farms, Madison, New Jersey  (telephone 973-520-2700; fax 973-520-2880).
14

15

Additional Information about the Transaction and Where to Find It

The tender offer with respect to the announced transaction with Quest Diagnostics Incorporated (“Parent”) has not yet commenced. This correspondence is neither an offer to buy nor a solicitation of an offer to sell any securities of Celera Corporation (or the “Company”). The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other ancillary related materials that Spark Acquisition Corporation (or “Purchaser”), a wholly owned subsidiary of Parent intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer, free of charge from the website of the SEC at www.sec.gov, or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Media and Investors” section of the Company’s website at www.celera.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto and any other materials relating to the tender offer that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement entered into by Parent, Purchaser and the Company on March 17, 2011, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including, among other things, the risk and uncertainty in connection with changes in reimbursement levels established by governmental and third-party payors; changing competitive markets, clinical trial data and regulatory conditions; the Company’s participation in provider networks; healthcare and other legal reforms on the state and federal levels, including Medicare contracting; competition in the healthcare and lab services industries, including competition from Applied Biosystems, Inc. (now Life Technologies); the Company’s ability to collect receivables and bill for its services; the Company’s ability to protect its position with respect to its intellectual property; liabilities relating to the Company’s split-off from Applied Biosystems, Inc. (now Life Technologies); macroeconomic conditions; conditions adversely affecting the Company’s suppliers; the interpretation of the U.S. Food and Drug Administration of the regulations governing the sale of Analyte Specific Reagents; the Company’s scientific discoveries may not be replicated in studies by other investigators, which may negatively impact the acceptance of, or reimbursement for, the Company’s diagnostic products and testing services; the Company’s dependence on Abbott Molecular to commercialize the Company’s diagnostic products; the disruption to the Company’s business that may result from the departure of sales representatives identified in the now settled litigation with a competitor; payors the Company expects to refund in connection with the Company’s review of the orders for additional testing performed on samples previously received and processed by Berkeley HeartLab, Inc. may make additional claims for money, including penalties, or may seek other remedies; adverse effects on the Company resulting from pending or future lawsuits, private action or government investigation; the additional risks and uncertainties from the restatement of the Company’s consolidated financial statements; the material adverse impact on the Company based on management’s determination that a material weakness exists in the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 25, 2010. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.